

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

Christopher DiFrancesco
General Counsel and Secretary
Telesat Corp
c/o Telesat Canada
160 Elgin Street
Suite 2100
Ottawa, Ontario, Canada
K2P 2P7

> **Re: Telesat Corp**
> **Form 20-F for the Year Ended December 31, 2022**
> **Filed March 29, 2023**
> **File No. 001-41083**

Dear Christopher DiFrancesco:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2022, Filed on March 29, 2023

Telesat Partnership LP, page 1

1.   Please tell us why Telesat Partnership is no longer identified as a co-registrant on the cover of your Form 20-F. Also tell us of your consideration of whether a Form 15F should have been filed by the partnership.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert

Christopher DiFrancesco
Telesat Corp
August 11, 2023
Page 2

Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology